SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]            No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 17, 2008 announcing "ECtel's Board of Directors approves plan to repurchase up to $4 million of outstanding ordinary shares". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  July 21, 2008

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued July 17, 2008

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EXHIBIT 1

ECtel's Board of Directors approves plan to repurchase up to $4 million of outstanding ordinary shares

ROSH HA'AYIN, Israel, July 17, 2008,  ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue ManagementTM (IRM TM) solutions, today announced that its Board of Directors has authorized a plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $4million.

The share repurchases will be funded from available working capital. ECtel reported a net cash position of $28.1 million as of March 31, 2008. ECtel believes that its cash resources, after giving effect to the repurchase, are adequate to allow the Company to continue pursuing its objectives.

"We have maintained a strong cash position, in order to take advantage of potential opportunities in our market, however, at the current time, we believe that buying our shares represents a good investment," commented Itzik Weinstein, CEO and President of ECtel. "We still maintain an adequate cash position to support both internal and external long-term growth."

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase program is for one year and may be suspended from time to time or discontinued.

Under Israeli law, the repurchase is subject to the company obtaining an approval from the Court in Israel, which the company will seek as soon as possible.

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.
A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the sufficiency of the Company's cash resources to allow the Company to continue pursuing its objectives as well as support both internal and external  long-term growth, the Company's current belief that buying its shares represents a good investment, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:

Michael Neumann, Senior Vice President and CFO
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com

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